Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

May 13, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2014.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 13, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	May 13, 2014
Frankfurt – FMV

First Majestic Reports First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2014. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2014 FINANCIAL HIGHLIGHTS

  Generated revenues of $65.3 million, a 3% decrease compared to Q1 2013.
  Net earnings after taxes amounted to $6.0 million or $0.05 earnings per share.
  Adjusted earnings per share (non-GAAP measure) of $0.06, after excluding non-cash and non-recurring items.
  Cash flow per share (non-GAAP) of $0.22, representing a 44% decrease from Q1 2013.
  Mine operating earnings amounted to $16.6 million, a decrease of 52% from Q1 2013, primarily due to the decrease in the silver price.
  Total cash cost, net of by-product credits, was $9.88 per ounce, up 4% compared to Q1 2013. Excluding Del Toro, which is currently in ramp up stage, the weighted average cash cost at the four remaining operations have decreased 16% compared to Q1 2013.
  All-in sustaining cost (“AISC”) was $18.71 per payable silver ounce. AISC is projected to decrease to within the previous guidance of $15.87 to $16.69 per ounce as Del Toro and San Martin complete the ramp up of their recent expansions.
  Corporate G&A spending decreased 33% compared to Q1 2013.
  Average realized silver price per ounce was $20.90, a decrease of 29% compared to Q1 2013.
  At the end of the quarter, the Company held cash and cash equivalents of $41.5 million. Subsequent to quarter end, the Company received $30.0 million from the forward sale on a portion of the Company’s future lead production.

Keith Neumeyer, CEO and President of First Majestic, stated: “After three years of aggressive capital spending to build and expand four of our silver operations, the Company is planning to take a short breather to focus on treasury growth and free cash flow. As the expansionary capital investments at both Del Toro and San Martin come to an end, we look forward to the increased production and improved efficiencies. We still have a lot of work ahead of us to accomplish our next goal of reaching 20 million ounces of production per year; however, given the low silver price environment focusing on further cost reductions and treasury growth continues to be management’s top priority.”

FIRST QUARTER 2014 HIGHLIGHTS

	First Quarter	First Quarter		Fourth Quarter
HIGHLIGHTS	2014	2013	Change	2013	Change
Operating
Ore Processed / Tonnes Milled	637,663	730,357	(13%)	701,617	(9%)
Silver Ounces Produced	2,895,497	2,437,664	19%	2,746,598	5%
Silver Equivalent Ounces Produced	3,631,672	2,731,792	33%	3,421,161	6%
Cash Costs per Ounce(1)	$9.88	$9.49	4%	$9.66	2%
All-in Sustaining Cost per Ounce(1)	$18.71	n/a	n/a	n/a	n/a
Total Production Cost per Ounce(1)	$11.93	$9.79	22%	$11.11	7%
Total Production Cost per Tonne(1)	$53.20	$31.79	67%	$42.69	25%
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$20.90	$29.63	(29%)	$20.61	1%
Financial
Revenues ($ millions)	$65.3	$67.1	(3%)	$59.0	11%
Mine Operating Earnings ($ millions)(2)	$16.6	$34.6	(52%)	$14.3	17%
Net Earnings (Loss) ($ millions)(3)	$6.0	$26.5	(77%)	($81.2)	(107%)
Operating Cash Flows before Movements in Working Capital and Income Taxes ($ millions)(2)	$25.4	$44.9	(43%)	$20.4	24%
Cash and Cash Equivalents ($ millions)	$41.5	$110.1	(62%)	$54.8	(24%)
Working Capital ($ millions)(1)	$18.7	$108.3	(83%)	$32.8	(43%)
Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.05	$0.23	(78%)	($0.69)	(107%)
Adjusted EPS(1)	$0.06	$0.21	(74%)	$0.05	12%
Cash Flow per Share(1)	$0.22	$0.38	(44%)	$0.17	27%
Weighted Average Shares Outstanding for the Periods	117,227,432	116,895,218	0%	117,030,825	0%

(1)

The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

(3)

Net loss in the fourth quarter of 2013 includes an impairment charge on goodwill and mining interests of $28.8 million and a non-cash charge of $38.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

FINANCIAL REVIEW

The Company generated revenues of $65.3 million for the first quarter of 2014, a 3% decrease compared to the first quarter of 2013, primarily due to a 29% decrease in the average realized silver price per ounce, partially offset by 33% increase in production. Compared to the previous quarter, revenues increased 11% primarily due to a 6% increase in production.

Net earnings in the quarter were $6.0 million, or $0.05 per share, compared to $26.5 million, or $0.23 per share, in the first quarter of 2013. Cash flows from operations before movements in working capital and income taxes in the first quarter increased by 24% to $25.4 million or $0.22 per share, compared to $20.4 million or $0.17 per share in the fourth quarter of 2013, but decreased by 43% compared to $44.9 million or $0.38 per share in the first quarter of 2013 as a result of decrease in mine operating earnings.

OPERATIONAL REVIEW

Silver equivalent production in the first quarter increased to a record 3,631,672 ounces, an increase of 6% compared to 3,421,161 ounces in the previous quarter. Compared to the same quarter of the prior year, silver equivalent production increased by 33% primarily attributed to higher production contributed from the ramp up of the new Del Toro Silver Mine, an increase in overall head grades, and an increase in recoveries at La Parrilla.

The overall average head grade for the first quarter was 214 grams per tonne (“g/t”), an 18% increase compared to 181 g/t in the first quarter of 2013 and 12% increase compared to 191 g/t in the fourth quarter of 2013. The increase from the same quarter of the prior year was primarily attributed to a 48% improvement in head grade at La Encantada to 312 g/t in the first quarter of 2014, 27% improvement in head grades at Del Toro, 17% improvement in head grades at La Parrilla, offset by a 55% decrease in silver grades at La Guitarra. Compared to the fourth quarter of 2013, the La Encantada mine had a 37% increase in head grade as the mine is processing only fresh ore without blending old tailings. La Guitarra was mining in areas with lower silver grades but the ore feed contained higher gold grades.

Total ore processed during the first quarter amounted to 637,663 tonnes milled, representing a decrease of 63,954 tonnes or 9% compared to the previous quarter primarily attributed to a reduction of tonnes milled at La Encantada due to management’s decision to process only fresh mined ore and suspend the feed of old tailings in the current low silver price environment.

COSTS

Cash costs per ounce in the first quarter were $9.88, a 2% increase from the previous quarter and a 4% increase compared to the first quarter of 2013. The increase in cash costs per ounce was primarily attributed to temporary higher ramp up costs at Del Toro. Weighted average cash costs for the remaining four mines improved noticeably, declining 12% from the previous quarter and a 16% decrease compared to the first quarter of 2013. La Encantada had the most significant improvement in cash costs, declining 18% compared to the previous quarter to $8.68 per ounce, due to lower cyanide usage and lower diesel consumption.

AISC were $18.71 per payable silver ounce due to the higher ramp up costs at Del Toro and San Martin. Looking ahead, management projects AISC will decrease towards the previously guided range of $15.87 to $16.69 per payable silver ounce due to the anticipated increase in silver production and cost reductions at Del Toro. Production costs were $53.20 per tonne in the first quarter, an increase of 25% from the previous quarter. Compared to the first quarter of 2013, production cost per tonne increased from $31.79, or 67%, primarily due to higher production costs per tonne at the Del Toro mine and the elimination of production from old tailings in favour of fresh mine ore at the La Encantada mine.

MINE OPERATIONS

La Encantada Silver Mine

A total of 1,046,224 equivalent ounces of silver were produced by the La Encantada plant during the quarter. Production increased by 9% compared to the 962,505 equivalent ounces of silver produced in the previous quarter and decreased by 8% compared to the 1,136,603 equivalent ounces of silver produced in the first quarter of 2013. Due to the elimination of blending old tailings, the average silver head grade increased significantly to 312 g/t, an increase of 37% compared to the previous quarter. Recoveries have also increased to 57% compared to 52% in the prior quarter due to less manganese content in the fresh ore compared to the old tailings. The Company is in the planning stage to upgrade and expand the crushing and grinding areas to allow for an increase in throughput of fresh mine ore. This expansion will include the installation of a new 24’ x 14’ ball mill, which is currently on site, along with the installation of new primary and secondary crushers. The plan will include the initial ramp up to 3,000 tpd of fresh ore from the current level of 2,300 tpd. A decision will be announced pending budgeting.

La Parrilla Silver Mine

During the quarter, total production at La Parrilla was 1,203,337 equivalent ounces of silver, an increase of 4% compared to 1,151,728 equivalent ounces in the previous quarter due to an increase in grade and recoveries of silver.

Cash costs were $6.21 per ounce, a 4% decrease compared to $6.45 per ounce in the previous quarter and a 16% decrease compared to $7.36 per ounce in the first quarter of 2013. The reduction in cash costs at La Parrilla is primarily attributed to improvements in mill automation allowing for higher recoveries in both silver and zinc.

Del Toro Silver Mine

Total production at Del Toro was 801,460 equivalent ounces of silver, a 16% increase compared to 693,561 equivalent ounces in the previous quarter due to higher throughput levels. For the month of April 2014, the dual circuit mill averaged 2,297 tpd (984 tpd in cyanidation and 1,314 tpd in flotation) compared to the first quarter average of 1,609 tpd (735 tpd in cyanidation and 874 tpd in flotation). The production ramp up of the cyanidation circuit to 2,000 tpd continues as equipment additions to the mill are installed to improve recoveries.

Cash costs per ounce were $16.50, an increase of 36% compared to $12.16 in the previous quarter. The increase was primarily attributed to the additional diesel and generator rental costs due to delays in the construction of the power line, additional smelting and refining costs due to impurities and milling inefficiencies related to the early stage operation. In mid-March, the Company temporarily connected to the Mexican national power grid with a 34kV power line which allowed five of the seven generators to come offline at the end of March. With only two diesel generators remaining active, the Company anticipates a substantial reduction in cash costs for the remainder of the year as a result of lower electrical costs.

San Martin Silver Mine

During the quarter, total production was 324,137 ounces of silver equivalent, an increase of 3% compared to the 313,834 ounces of silver equivalent produced in the previous quarter, and 17% higher than the 276,442 equivalent ounces of silver produced in the first quarter of 2013.

Cash costs per ounce were $12.94, a 7% decrease compared to $13.96 per ounce in the previous quarter and $13.87 per ounce in the first quarter of 2013.

Over the past 15 months ending March 31, 2014, the Company invested $13.1 million to expand the mill capacity from 900 tpd to 1,300 tpd to take advantage of the new Reserves and increased mine life announced in May 2013. The mill expansion was completed in the fourth quarter of 2013 and is now in the ramp up stage. For the month of April 2014, the mill operated at 1,016 tpd compared to the first quarter average of 872 tpd. At full capacity, now expected in the second quarter of 2014, San Martin is projected to produce approximately 1.75 million to 1.85 million ounce of silver per year, plus modest amounts of gold.

La Guitarra Silver Mine

Total production at La Guitarra was 256,514 equivalent ounces of silver during the first quarter, a 14% decrease compared to the 299,533 ounces produced in the previous quarter and a 9% increase compared to the 236,060 ounces in the first quarter of 2013.

Cash costs were $2.14 per ounce, a decrease of 48% compared to $4.08 per ounce in the previous quarter and an 87% decrease from the first quarter of 2013. The decrease was primarily attributed to an increase in gold byproduct credits and reduction of smelting and refining costs.

The permitting of a 1,000 tpd cyanidation processing facility is currently in the planning and evaluation stage. It is anticipated that permit applications will be submitted to the Mexican authorities in early 2015. Once this new processing facility is permitted and fully constructed, production of silver doré bars is anticipated to replace the production of silver/gold concentrates.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.